Exhibit 99.1

David E. Lazar Announces 5.1% Ownership Interest in Insignia Systems, Inc.

NEW YORK, May 31, 2022, David E. Lazar, an experienced private investor specializing in reverse merger and other event-driven opportunities, today filed a Schedule 13D announcing his acquisition of approximately 5.1% of the common stock outstanding of Insignia Systems, Inc. (NASDAQ: ISIG) (“ISIG” or the “Company”). Mr. Lazar issued the following statement:

“I invested in ISIG due to the Company’s stated intention to explore strategic options to maximize shareholder value, including, but not limited to, a potential acquisition, merger, business combination or other strategic transaction and its retention of a strategic financial advisor to assist the Company in this review process. I believe significant value can be unlocked at the Company and will be monitoring its developments with interest.”

About David E. Lazar

David E. Lazar is an experienced private investor who brings domestic and international experience in operations, accounting, audit preparation, due diligence, capital restructuring, debt financing, and mergers and acquisitions.

Investor Contact Information:
David E. Lazar
David@activistinvestingllc.com